

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 3, 2007

By facsimile to (515) 323-8577 and U.S. Mail

Mr. Daniel H. Arnold
Chairman
MinnErgy, LLC
4455 Theurer Boulevard, P.O. Box 186
Winona, MN 55987

Re: MinnErgy, LLC
       Pre-effective Amendment 2 to Registration Statement on Form SB-2
       Filed September 21, 2007
       File No. 333-142928

Dear Mr. Arnold:

    We reviewed the filing and have the comments below.

Letter of Intent, page 73

1.   Disclosure in the first paragraph that Fagen will not be required to accept a notice to
      proceed before April 21, 2008 is inconsistent with disclosures on pages 40 and 75 that
      MinnErgy and Fagen amended the letter of intent on September 13, 2007 to extend the
      deadline for MinnErgy to issue its notice to proceed until June 21, 2008. Please reconcile
      the disclosures.

Exhibits 5.1 and 8.1

2.   As comment 27 in our June 12, 2007 letter indicates, note that MinnErgy must file
      executed opinions before the registration statement's effectiveness.

Closing

    File an amendment to the registration statement in response to the comments. To
expedite our review, MinnErgy may wish to provide us three marked courtesy copies of the
amendment. Include with the filing any supplemental information requested and a cover letter

tagged as correspondence that keys the responses to the comments. If MinnErgy thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since MinnErgy and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If MinnErgy requests acceleration of the registration statement's effectiveness, MinnErgy should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve MinnErgy from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- MinnErgy may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that MinnErgy provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Jenn Do, Staff Accountant, at (202) 551-3743 or Melissa N. Rocha, Staff Accountant, at (202) 551-3854. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202)

551- 3728 or me at (202) 551-3760.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Miranda L. Hughes, Esq.
        Brown, Winick, Graves, Gross, Baskerville & Schoenebaum, P.L.C.
        666 Grand Avenue, Suite 2000
        Des Moines, IA 50309-2510